UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended:	September 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hawaiian Electric Industries, Inc. (“HEI”) and Hawaiian Electric Company, Inc. (“HECO”)

Full Name of Registrant.

Former Name if Applicable

HEI – 1001 Bishop Street, Suite 2900

HECO – 1099 Alakea Street, Suite 2200

Address of Principal Executive Office (Street and Number)

HEI – Honolulu, Hawaii 96813

HECO – Honolulu, Hawaii 96813

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. (together, the “Companies”) are unable, without unreasonable effort or expense, to file their Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023 (“Third Quarter 10-Q”) within the prescribed time period due to the circumstances described below.  On November 8, 2023, Hawaii Governor Josh Green announced the One ‘Ohana Initiative (the “Initiative”) which, among other things, provides a potential path to the resolution of wrongful death and serious physical injury claims made against the Companies and other defendants as a result of the August 8, 2023 Maui windstorm and wildfires.  Hawaiian Electric Company, Inc. has announced that it will contribute up to $75 million to the fund being established by the Initiative towards the resolution of these claims, all of which the Companies’ insurers have committed in writing to pay.  At this time, however, none of the lawsuits against the Companies described above have been resolved in any way, and there is no estimate of what, if any, claims may be resolved.  The announcement of the Initiative and the anticipated contribution require changes to the financial statements that the Companies otherwise expected to file as part of the Third Quarter 10-Q, and those changes cannot be completed, without unreasonable effort and expense, within the one day before the filing deadline.  The Companies expect to finalize their financial statements and file the related Third Quarter 10-Q on or before the fifth calendar day following the November 9, 2023 due date.

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Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “predicts,” “estimates” or similar expressions. This includes the statement about the Companies’ expected timing for the filing of the Third Quarter 10-Q. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and the accuracy of assumptions concerning the Companies and their subsidiaries, the performance of the industries in which they do business and economic, political and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this statement should be read in conjunction with the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” discussions (which are incorporated by reference herein) set forth in the Companies’ Annual Report on Form 10-K for the year ended December 31, 2022 and the Companies’ other periodic reports that discuss important factors that could cause the Companies’ results to differ materially from those anticipated in such statements. These forward-looking statements speak only as of the date of the report, presentation or filing in which they are made. Except to the extent required by the federal securities laws, the Companies and their subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott DeGhetto	(808)	543-5662
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the Company’s press release dated November 9, 2023 furnished as Exhibit 99 to the Company’s Form 8-K furnished to the Securities and Exchange Commission on November 9, 2023 for a comparison of the Company’s results of operations for the fiscal quarter ended September 30, 2023 to the Company’s results of operations for the fiscal quarter ended September 30, 2022.

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Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2023	By:	/s/
Scott DeGhetto
Executive Vice President, Chief Financial Officer and Treasurer – Hawaiian Electric Industries, Inc.

Date:	November 9, 2023	By:	/s/
Paul K. Ito
Senior Vice President, Chief Financial Officer and Treasurer – Hawaiian Electric Company, Inc.

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